UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 6

                          The Sports Club Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84917P10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Eric R. Landau, Esq.
                                Battle Fowler LLP
                                Park Avenue Tower
                               75 East 55th Street
                                 (212) 856-7000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               September 20, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  84917P10                                                 Page No:  2



(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Millennium Partners LLC

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                 (7)         Sole Voting Power
                                             2,253,863


Number of Shares                 (8)         Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                 (9)         Sole Dispositive Power
                                             2,253,863


                                (10)         Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%(1)

(14)        Type of Reporting Person (See Instructions)
            OO

--------
(1)        Based on  17,702,087  shares of common  stock,  par value
           $0.01 per share,  of The Sports  Club  Company,  Inc.,  a
           Delaware  corporation  (the  "Issuer"),   outstanding  on
           August 10,  1999 as reported  in the  Issuer's  Quarterly
           Report on Form 10-Q for the quarter ended June 30, 1999.







CUSIP No.  84917P10                                                 Page No:  3



(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Millennium Partners Management LLC

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                 (7)         Sole Voting Power
                                             2,253,863


Number of Shares                 (8)         Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                 (9)         Sole Dispositive Power
                                             2,253,863


                                (10)         Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            OO








CUSIP No.  84917P10                                                Page No:  4



(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Millennium Manager I, Inc.

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                 (7)         Sole Voting Power
                                             2,253,863


Number of Shares                 (8)         Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                 (9)         Sole Dispositive Power
                                             2,253,863


                                (10)         Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            CO





CUSIP No.  84917P10                                                Page No:  5



(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Christopher M. Jeffries

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            United States

                                 (7)         Sole Voting Power
                                             4,852,213


Number of Shares                 (8)         Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                 (9)         Sole Dispositive Power
                                             4,852,213


                                (10)         Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            IN





CUSIP No.  84917P10                                                 Page No:  6



(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Millennium Entertainment Partners L.P.

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                 (7)         Sole Voting Power
                                             625,000


Number of Shares                 (8)         Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                 (9)         Sole Dispositive Power
                                             625,000


                                (10)         Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            PN





CUSIP No.  84917P10                                                 Page No:  7



(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Millennium Entertainment Associates L.P.

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                 (7)         Sole Voting Power
                                             625,000


Number of Shares                 (8)         Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                 (9)         Sole Dispositive Power
                                             625,000


                                (10)         Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            PN






CUSIP No.  84917P10                                                 Page No:  8



(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Millennium Entertainment Corp.

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                 (7)         Sole Voting Power
                                             625,000


Number of Shares                 (8)         Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                 (9)         Sole Dispositive Power
                                             625,000


                                (10)         Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            CO






CUSIP No.  84917P10                                                 Page No:  9


(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Brian J. Collins

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            United States

                                 (7)         Sole Voting Power
                                             33,001


Number of Shares                 (8)         Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                 (9)         Sole Dispositive Power
                                             33,001


                                (10)         Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            IN






CUSIP No.  84917P10                                                Page No:  10



(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            MDP Ventures I LLC

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                 (7)         Sole Voting Power
                                             80,600


Number of Shares                 (8)         Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                 (9)         Sole Dispositive Power
                                             80,600


                                (10)         Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            OO






CUSIP No.  84917P10                                                Page No:  11


(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Millennium Development Partners L.P.

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                 (7)         Sole Voting Power
                                             1,051,000


Number of Shares                 (8)         Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                 (9)         Sole Dispositive Power
                                             1,051,000


                                (10)         Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            PN






CUSIP No.  84917P10                                                Page No:  12



(1)        Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Millennium Development Associates L.P.

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)                           (A)   /X/
                                                                                                         (B)   / /
(3)        SEC Use Only

(4)        Source of Funds (See Instructions)

           See Item 3.

(5)        Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
           Items 2(d) or 2(e) / /

(6)        Citizenship or Place of Organization

           New York

                                  (7)        Sole Voting Power
                                             1,051,000


Number of Shares                  (8)        Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                  (9)        Sole Dispositive Power
                                             80,600


                                 (10)        Shared Dispositive Power
                                             0


(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           4,885,214

(12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                          / /

(13)       Percent of Class Represented by Amount in Row (11)
           27.6%

(14)       Type of Reporting Person (See Instructions)
           PN






CUSIP No.  84917P10                                                Page No:  13


(1)        Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Millennium Limited Partners L.P.

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)                           (A)   /X/
                                                                                                         (B)   / /
(3)        SEC Use Only

(4)        Source of Funds (See Instructions)

           See Item 3.

(5)        Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
           Items 2(d) or 2(e) / /

(6)        Citizenship or Place of Organization

           New York

                                  (7)        Sole Voting Power
                                             0


Number of Shares                  (8)        Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                  (9)        Sole Dispositive Power
                                             970,400


                                 (10)        Shared Dispositive Power
                                             0


(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           4,885,214

(12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                          / /

(13)       Percent of Class Represented by Amount in Row (11)
           27.6%

(14)       Type of Reporting Person (See Instructions)
           PN






CUSIP No.  84917P10                                                Page No:  14



(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Millennium Development Corp.

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                  (7)        Sole Voting Power
                                             1,051,000


Number of Shares                  (8)        Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                  (9)        Sole Dispositive Power
                                             1,051,000


                                 (10)        Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            CO




CUSIP No.  84917P10                                                Page No:  15


(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            MDP Ventures II LLC

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                  (7)        Sole Voting Power
                                             922,350


Number of Shares                  (8)        Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                  (9)        Sole Dispositive Power
                                             922,350


                                 (10)        Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6

(14)        Type of Reporting Person (See Instructions)
            OO






CUSIP No.  84917P10                                                Page No:  16


(1)         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Millennium Development Partners II LLC

(2)         Check the Appropriate Box if a Member of a Group (See Instructions)                          (A)   /X/
                                                                                                         (B)   / /
(3)         SEC Use Only

(4)         Source of Funds (See Instructions)

            See Item 3.

(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e) / /

(6)         Citizenship or Place of Organization

            New York

                                  (7)        Sole Voting Power
                                             922,350


Number of Shares                  (8)        Shared Voting Power
Beneficially Owned                           0
by Each Reporting
Person With
                                  (9)        Sole Dispositive Power
                                             922,350


                                  (10)       Shared Dispositive Power
                                             0


(11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,885,214

(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                         / /

(13)        Percent of Class Represented by Amount in Row (11)
            27.6%

(14)        Type of Reporting Person (See Instructions)
            OO

CUSIP No. 84917P10                                SCHEDULE 13D - AMENDMENT NO. 6



           The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 1, 1997 by Millennium Entertainment Partners L.P., a New York limited partnership ("MEP LP") and Millennium Entertainment Associates L.P., a New York limited partnership ("MEA LP") relating to shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., as amended on August 11, 1997 to, among other things, add Millennium Partners LLC, a New York limited liability company ("MPL"), Brian J. Collins, a citizen of the United States of America ("BJC"), Millennium Development Partners L.P., a New York limited partnership ("MDP LP"), Millennium Development Associates LP, a New York limited partnership ("MDA LP"), Millennium Development Corp., a New York corporation ("MD Corp.") and Christopher M. Jeffries, a citizen of the United States of America ("CMJ"), as additional reporting persons, and as further amended on November 7, 1997, January 13, 1998, August 12, 1998 and October 23, 1998, is hereby amended and restated to, among other things, add Millennium Partners Management LLC, a New York limited liability company ("MPM LLC"), Millennium Manager I, Inc., a New York corporation ("MMI"), Millennium Entertainment Corp., a New York corporation ("ME Corp."), MDP Ventures I LLC, a New York limited liability company ("MDP Ventures I"), MDP Ventures II LLC, a
New York limited liability company ("MDP Ventures II"), Millennium Limited Partners L.P., a New York limited partnership ("MLP LP") and Millennium Development Partners II LLC, a New York limited liability company ("MDP II LLC"), as reporting persons.

Item 1.    Security and Issuer

           This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at The Sports Club Company, Inc., 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.

Item 2.    Identity and Background

           This statement is being filed by MPL, MPM LLC, MMI, CMJ, MEP LP, MEA LP, ME Corp., BJC, MDP Ventures I, MDP LP, MDA LP, MLP LP, MD Corp., MDP Ventures II and MDP II LLC (collectively, the "Reporting Persons"). Each of the Reporting Persons other than CMJ and BJC, who are natural persons, was organized in the State of New York.

           The principal business of each of the Reporting Persons is the development of real estate projects.

           The principal business address and the address of the principal office for each of the Reporting Persons is:

                     c/o Millennium Partners Management LLC
                     1995 Broadway
                     New York, New York  10023
                     Attention:  Brian J. Collins

           As further described in Item 5, MPL is the holder of record with respect to 2,253,863 shares of Common Stock. MPM LLC is the manager of MPL. MMI is the manager of MPM LLC. CMJ is the majority and controlling stockholder of MMI. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MMI. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other employment in which such employment is conducted.

CUSIP No. 84917P10                                SCHEDULE 13D - AMENDMENT NO. 6


           As further described in Item 5, MEP LP is the holder of record with respect to 625,000 shares of Common Stock. MEA LP is the general partner of MEP LP. ME Corp. is the general partner of MEA LP. CMJ is the majority and controlling stockholder of ME Corp. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of ME Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other employment in which such employment is conducted.

           As further described in Item 5, MDP Ventures I is the holder of record with respect to 80,600 shares of Common Stock. MDP LP is the managing member of MDP Ventures I. MDA LP is the general partner of MDP LP. MD Corp. is the general partner of MDA LP. CMJ is the majority and controlling stockholder of MD Corp. Set forth on Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MD Corp.
Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other employment in which such employment is conducted.

           As further described in Item 5, MDP Ventures II is the holder of record with respect to 922,350 shares of Common Stock. MDP II LLC is the managing member of MDP Ventures II. CMJ is the majority and controlling member of MDP II LLC.

           As further described in Item 5, MDP LP is the holder of record with respect to 970,400 shares of Common Stock. MDA LP is the general partner of MDP LP. MLP LP is the holder of a majority of the outstanding limited partnership interests of MDP LP. MD Corp. is the general partner of both MDA LP and MLP LP. CMJ is the majority and controlling stockholder of MD Corp. Set forth on
Schedule I attached hereto and incorporated by reference herein is a list of each executive officer and director of MD Corp. Schedule I also sets forth the present principal occupation or employment of each person listed therein and the name, principal business and address of any corporation or other employment in which such employment is conducted.

           None of the Reporting Persons and none of the directors, executive officers or stockholders of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

           In addition to holding those positions set forth opposite his name on
Schedule I attached hereto, CMJ is the President of Millennium Partners. Millennium Partners is engaged in the development of real estate projects. CMJ is a citizen of the United States of America.

           In addition to holding those positions set forth opposite his name on
Schedule I attached hereto, BJC is the Vice President of Millennium Partners. Millennium Partners is engaged in the development of real estate projects. BJC is a citizen of the United States of America.

CUSIP No. 84917P10                               SCHEDULE 13D - AMENDMENT NO. 6

           All of the directors, executive officers and stockholders of the Reporting Persons are citizens of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

           The consideration for the purchase of an aggregate of 127,100 shares of Common Stock by MPL from May 8, 1997 through June 16, 1997 was $615,299.99 from MPL's general working capital. The consideration for the purchase on June 20, 1997 of 2,105,263 shares of Common Stock by MEP LP was (a) the assignment to the Issuer by MEP LP of MEP LP's right, title and interest in and to a promissory note in the principal amount of $2,500,000.00 (excluding accrued interest), dated December 30, 1996, (b) the assignment to the Issuer by MEP LP of certain of MEP LP's right, title and interest in and to Reebok-Sports Club/NY Ltd. valued at $2,500,000.00 and (c) $5,000,000.00. The consideration for the purchase on June 23, 1997 of 1,052,632 shares of Common Stock by MPL from MEP LP was $5,000,000.00 in cash from MPL's general working capital. The consideration for the purchase of an aggregate of 21,500 shares of Common Stock by MPL from June 26, 1997 through July 8, 1997 was $108,224.90 from MPL's general working capital. The consideration for the purchase of an aggregate of 970,400 shares of Common Stock by MDP LP from July 25, 1997 through October 29, 1997 was $6,427,025.00 in cash from MDP LP's general working capital and $1,125,917.00 in a margin loan from MDP LP's stockbroker, Paine Webber Incorporated. On November 17, 1997, BJC received 1,000 shares of Common Stock in his capacity as a director on the board of directors of the Issuer. The consideration for the purchase of an aggregate of 80,600 shares of Common Stock by MDP Ventures I from December 10, 1997 through December 22, 1997 was $649,050.00 from MDP Ventures I's general working capital. The consideration for the purchase of 625,000 shares of Common Stock by MEP LP on December 23, 1997 was $5,000,000.00. $3,900,000.00 of the purchase price came from the general working capital of MEP LP and $1,100,000.00 was from a margin loan from MEP LP's stockbroker, Paine
Webber Incorporated. The consideration for the purchase of 1,052,631 shares of Common Stock by MPL from MEP LP on December 31, 1997 was $4,999,997.25 from MPL's general working capital. On April 7, 1998 and April 29, 1998, BJC purchased an aggregate of 12,001 shares of Common Stock for consideration of $99,009.00. The consideration for the purchase of an aggregate of 526,100 shares of Common Stock by MDP Ventures II from June 2, 1998 through October 14,1998 was $2,925,086.95 from MDP Ventures II's general working capital. The consideration for the purchase of an aggregate of 396,250 shares of Common Stock by MDP Ventures II from October 15, 1998 through May 19, 1999 was $1,848,629.87 from MDP Ventures II's general working capital. In December 1998, BJC received 1,000 shares of Common Stock in his capacity as a director on the board of directors of the Issuer. The consideration for the purchase of an aggregate of 19,000 shares of Common Stock by BJC on November 6, 1998 and January 14, 1999 was $88,865.00.

Item 4.    Purpose of Transaction

           The following information amends and supplements Item 4:

           The Reporting Persons have acquired a total of 4,885,214 shares of Common Stock. At the time of purchasing such shares of Common Stock, the Reporting Persons acquired such shares as an investment. The Reporting Persons believe that the Common Stock is currently undervalued. The Reporting Persons are interested in having the Issuer act with a view toward maximizing stockholder values.

CUSIP No. 84917P10                                SCHEDULE 13D - AMENDMENT NO. 6

           The Reporting Persons may consider courses of action designed to help maximize stockholder values, although the Reporting Persons have made no final determination in respect of any such course of action at the present time.

           The Reporting Persons may seek to acquire additional shares of Common Stock or interests in additional shares of Common Stock as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise, subject to (i) availability of shares of Common Stock at prices which the Reporting Persons deem favorable, (ii) appropriate corporate action being taken by the Issuer with respect to Section 203 of the Delaware General Corporation Law and (iii) appropriate corporate action being taken by the Issuer with respect to the Issuer's existing Rights Agreement, as amended. While it is not the Reporting Persons' present intention to do so, the Reporting Persons reserve the right to dispose of some or all of their shares of Common Stock in the open market or in privately negotiated transactions to third parties or otherwise.

           The following information was previously reported in the Reporting Persons' Schedule 13D, as amended by Amendment Nos. 1, 2, 3, 4 and 5:

           Pursuant to the Letter Agreement dated March 13, 1997, as amended by the Letter Agreement dated June 10, 1997 (as so amended, the "Letter Agreement") by and between MEP LP and the Issuer, MEP LP agreed to purchase an aggregate of 2,105,263 shares of Common Stock. Pursuant to the Agreement of Transfer dated as of June 20, 1997 between MPL and MEP LP (the "Transfer Agreement"), simultaneous with its acquisition of Common Stock, MEP LP assigned to MPL 1,052,632 shares of Common Stock in exchange for $5,000,000.00 in cash payable at the direction of MEP LP.

           Pursuant to the Letter Agreement, MEP LP has the right to cause the Issuer to include in any registration of the securities of the Issuer under the Securities Act of 1933, as amended (the "Securities Act") (other than a registration of shares relating to an employee benefit plan or a transaction pursuant to Rule 145 under the Securities Act) effected by the Issuer such number of shares as MEP LP shall request, subject to underwriter cutbacks.

           In addition, pursuant to the Letter Agreement, for so long as MEP LP shall have at least a 10% interest in Equity Securities (as defined in the Letter Agreement) of the Issuer, if the Issuer shall issue any additional Equity Securities, MEP LP shall have the right to purchase, at a price equal to the proposed offering price, an amount of such Equity Securities so that MEP LP may maintain its current ownership percentage of Equity Securities.

           On June 24, 1997, pursuant to the Letter Agreement, a designee of MEP LP was appointed as a Class 2 Director of the Issuer and so long as MEP LP maintains at least a 12% interest in the Equity Securities of the Issuer: (i) upon the expiration of the term of such designee, the Issuer shall include and support a designee of MEP LP as one of management's nominees for the board of directors of the Issuer, and (ii) upon the termination of such designee's services as a director other than upon the expiration of term of office, the Issuer shall appoint in his place a replacement designee of MEP LP. In addition, two principals of the Issuer agree to vote Equity Securities which they own (or with respect to which they have

CUSIP No. 84917P10                               SCHEDULE 13D - AMENDMENT NO. 6

the power to direct the vote) in an amount sufficient to elect such designee of MEP LP to the board of directors of the Issuer.

           BJC became a director of the Issuer on June 24, 1997. Under Section 141 of the Delaware General Corporation Law, the business of the Issuer is to be managed by or under the direction of its board of directors.

           Except as set forth in this Item 4, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

           (a) As of the date of this Amendment No. 6 to Schedule 13D, (i) MPL beneficially owned an aggregate of 2,253,863 shares of Common Stock, constituting 12.7% of the shares of Common Stock outstanding; (ii) MPM LLC beneficially owned an aggregate of 2,253,863 shares of Common Stock, constituting  12.7%  of the  shares  of  Common  Stock  outstanding;  (iii)  MMI beneficially owned an aggregate of 2,253,863 shares of Common Stock, constituting 12.7% of the shares of Common Stock outstanding; (iv) CMJ beneficially owned an aggregate of 4,852,213 shares of Common Stock, constituting 27.4% of the shares of Common Stock outstanding; (v) MEP LP beneficially owned an aggregate of 625,000 shares of Common Stock, constituting 3.5% of the shares of Common Stock outstanding; (vi) MEA LP beneficially owned an aggregate of 625,000 shares of Common Stock, constituting 3.5% of the shares of Common Stock outstanding; (vii) ME Corp. beneficially owned an aggregate of 625,000 shares of Common Stock, constituting 3.5% of the shares of Common Stock outstanding; (viii) BJC beneficially owned an aggregate of 33,001 shares of Common Stock, constituting 0.2% of the shares of Common Stock outstanding; (ix) MDP Ventures I beneficially owned an aggregate of 80,600 shares of Common Stock, constituting 0.5% of the shares of Common Stock outstanding; (x) MDP LP beneficially owned an aggregate of 1,051,000 shares of Common Stock, constituting 6.0% of the shares of Common Stock outstanding; (xi) MDA LP beneficially owned an aggregate of 1,051,000 shares of Common Stock, constituting 6.0% of the shares of Common Stock outstanding; (xii) MLP LP beneficially owned an aggregate of 970,400 shares of Common Stock, constituting 5.5% of the shares of Common Stock outstanding; (xiii) MD Corp. beneficially owned an aggregate of 1,051,000 shares of Common Stock, constituting 6.0% of the shares of Common Stock outstanding; (xiv) MDP Ventures II beneficially owned an aggregate of 922,350 shares of Common Stock, constituting 5.2% of the shares of Common Stock outstanding; (xv) MDP II LLC owned an aggregate of 922,350 shares of Common Stock, constituting 5.2% of the shares of Common Stock outstanding; and (xvi) the Reporting Persons collectively beneficially owned an aggregate of 4,885,214 shares of Common Stock, representing 27.6% of the shares of Common Stock outstanding. All calculations of percentage ownership in the foregoing sentence are based on 17,702,087 shares of Common Stock outstanding as of August 10, 1999.

           (b) MPL is the holder of record with respect to 2,253,863 shares of Common Stock. MPL has the sole power to vote and the sole power to dispose of such 2,253,863 shares of Common Stock. MPM LLC, MMI and CMJ each has the sole power to vote and the sole power to dispose of the 2,253,863 shares of Common Stock held by MPL.

CUSIP No. 84917P10                                SCHEDULE 13D - AMENDMENT NO. 6

           MEP LP is the holder of record with respect to 625,000 shares of Common Stock. MEP LP has the sole power to vote and the sole power to dispose of such 625,000 shares of Common Stock. MEA LP, ME Corp. and CMJ each has the sole power to vote and the sole power to dispose of the 625,000 shares of Common Stock held by MEP LP.

           BJC is the holder of record with respect to 33,001 shares of Common Stock. BJC has the sole power to vote and the sole power to dispose of such 33,001 shares of Common Stock.

           MDP Ventures I is the holder of record with respect to 80,600 Shares of Common Stock. MDP Ventures I has the sole power to vote and the sole power to dispose of such 80,600 shares of Common Stock. MDP LP, MDA LP, MD Corp. and CMJ each has the sole power to vote and the sole power to dispose of the 80,600 shares of Common Stock held by MDP Ventures I.

           MDP Ventures II is the holder of record with respect to 922,350 shares of Common Stock. MDP Ventures II has the sole power to vote and the sole power to dispose of such 922,350 shares of Common Stock. MDP II LLC and CMJ each has the sole power to vote and the sole power to dispose of the 922,350 shares of Common Stock held by MDP Ventures II.

           MDP LP is the holder of record with respect to 970,400 shares of Common Stock. MDP LP has the sole power to vote and the sole power to dispose of such 970,400 shares of Common Stock. MDA LP, MD Corp. and CMJ each has the sole power to vote the 970,400 shares of Common Stock held by MDP LP. MLP LP, MD Corp. and CMJ each has the sole power to dispose of the 970,400 shares of Common Stock held by MDP LP.

           (c) There were no transactions within the last sixty days by any of the Reporting Persons with respect to Common Stock.

           The following purchases were made by the Reporting Person indicated from October 15, 1998 through May 19, 1999. Such purchases were made in the open market.



Purchaser              Purchase Date        Number of Shares     Price per Share

MDP Ventures II        10/15/98             15,000               $4.250
BJC                    11/6/98              10,000               $4.840
MDP Ventures II        11/23/98             2,000                $4.500
MDP Ventures II        11/25/98             6,500                $4.673
MDP Ventures II        11/27/98             8,000                $4.750
MDP Ventures II        12/4/98              33,500               $4.777
MDP Ventures II        1/5/99               100,000              $4.030
BJC                    1/14/99              1,000                $4.500
BJC                    1/14/99              5,000                $4.493
BJC                    1/14/99              3,000                $4.500
MDP Ventures II        3/10/99              16,350               $4.438
MDP Ventures II        3/22/99              30,000               $4.875
MDP Ventures II        3/23/99              70,000               $4.875

CUSIP No. 84917P10                                SCHEDULE 13D - AMENDMENT NO. 6


MDP Ventures II      3/29/99                15,200             $4.875
MDP Ventures II      3/31/99                94,200             $5.155
MDP Ventures II      5/19/99                5,500              $4.500

           In December 1998, BJC received 1,000 shares as a member of the board of directors of the Issuer.

           (d)       Not applicable.

           (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

           Other than the Letter Agreement and the Transfer Agreement described in Item 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

           1. Letter Agreement dated March 13, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc.*
           2. Letter Agreement dated June 10, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc.*

           3.        Agreement  of Transfer  dated as of June 20,  1997  between
                     Millennium   Partners  LLC  and  Millennium   Entertainment
                     Partners L.P.*

           4. Power of Attorney of Christopher M. Jeffries appointing Brian J. Collins Attorney-in-Fact.*
--------
*   Previously Filed.

CUSIP No. 84917P10                                SCHEDULE 13D - AMENDMENT NO. 6



                                   Schedule I


Name of Individual                                Position

Christopher M. Jeffries                           President, director and majority stockholder of MMI, ME Corp.
                                                  and MD Corp.

Philip E. Aarons                                  Vice President and director of MMI, ME Corp. and MD Corp.

Philip H. Lovett                                  Vice President and director of MMI, ME Corp. and MD Corp.

Steven L. Hoffman                                 Vice President and Assistant Secretary of MMI, ME Corp. and
                                                  MD Corp.; director of ME Corp.

Brian J. Collins                                  Vice President and Secretary of MMI; Vice President, Treasurer
                                                  and Secretary of ME Corp. and MD Corp.

Lisa Gillespie-Jeffries                           Vice President of MMI.

George Von Werz                                   Vice President of ME Corp. and MD Corp.


  The principal business of each of the above-named persons is the development of real estate projects. The principal business address of each of the above-named persons is: c/o Millennium Partners Management LLC; 1995 Broadway; New York, New York 10023.

CUSIP No. 84917P10                               SCHEDULE 13D - AMENDMENT NO. 6



                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.




Dated:     September 20, 1999      /s/ Brian J. Collins*
                                   --------------------------
                                   Brian J. Collins

                                   * In his individual capacity, in his capacity as an authorized officer of each of the following entity Reporting Persons and in his capacity as an attorney-in-fact pursuant to the Power of Attorney filed under Item 7 with respect to CMJ:


                                    MILLENNIUM PARTNERS LLC

                                    By:   MILLENNIUM PARTNERS MANAGEMENT,
                                          LLC, its manager

                                          By:    MILLENNIUM MANAGER I, INC., its
                                                 manager

                                    MILLENNIUM PARTNERS MANAGEMENT
                                    LLC

                                    By:   MILLENNIUM MANAGER I, INC.,
                                          its manager

                                    MILLENNIUM MANAGER I, INC.

                                    CHRISTOPHER M. JEFFRIES

                                    MILLENNIUM ENTERTAINMENT PARTNERS
                                    L.P.

                                    By:   MILLENNIUM ENTERTAINMENT
                                          ASSOCIATES L.P., its general partner

                                          By:   MILLENNIUM ENTERTAINMENT
                                                CORP., its general partner

CUSIP No. 84917P10                               SCHEDULE 13D - AMENDMENT NO. 6


                                    MILLENNIUM ENTERTAINMENT
                                    ASSOCIATES L.P.

                                    By:       MILLENNIUM ENTERTAINMENT CORP.,
                                              its general partner


                            MILLENNIUM ENTERTAINMENT CORP.

                            MDP VENTURES I LLC

                            By:     MILLENNIUM DEVELOPMENT
                                    PARTNERS L.P., its managing member

                                    By:     MILLENNIUM DEVELOPMENT
                                            ASSOCIATES L.P., its general
                                            partner

                                            By:    MILLENNIUM DEVELOPMENT
                                                   CORP., its general partner

                                    MILLENNIUM DEVELOPMENT PARTNERS
                                    L.P.

                                    By:     MILLENNIUM DEVELOPMENT
                                            ASSOCIATES L.P., its general partner

                                            By:   MILLENNIUM DEVELOPMENT CORP.,
                                                  its general partner

                                    MILLENNIUM DEVELOPMENT ASSOCIATES,
                                    L.P.

                                    By:     MILLENNIUM DEVELOPMENT CORP., its
                                            general partner


                                    MILLENNIUM LIMITED PARTNERS L.P.

                                    By:     MILLENNIUM DEVELOPMENT
                                            CORP., its general partner


                                    MILLENNIUM DEVELOPMENT CORP.

CUSIP No. 84917P10                                SCHEDULE 13D - AMENDMENT NO. 6



                                    MDP VENTURES II LLC

                                    By:   MILLENNIUM DEVELOPMENT
                                          PARTNERS II LLC, its managing member

                                    MILLENNIUM DEVELOPMENT PARTNERS II
                                    LLC